UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: October 31, 2012

Makita Corporation

Consolidated Financial Results

for the six months

ended September 30, 2012

(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2012 (Unaudited)

October 31, 2012

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the six months ended September 30, 2012 (From April 1, 2012 to September 30, 2012)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the six months ended September 30, 2011		For the six months ended September 30, 2012
		%		%
Net sales	153,036	14.4	151,232	(1.2)
Operating income	26,953	23.4	24,030	(10.8)
Income before income taxes	24,514	12.7	22,693	(7.4)
Net income attributable to Makita Corporation	17,104	13.1	15,874	(7.2)
Comprehensive income (loss)	(1,556)	—	995	—

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	124.16		116.94

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, net income attributable to Makita Corporation, and comprehensive income (loss) against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2012	As of September 30, 2012
Total assets	383,256	369,241
Total equity	323,778	316,926
Total Makita Corporation shareholders’ equity	321,253	314,693
Total Makita Corporation shareholders’ equity ratio to total assets (%)	83.8%	85.2%

2. Dividend Information
	Yen
	For the year ended March 31, 2012	For the year ending March 31, 2013
Cash dividend per share:
Interim	15.00	15.00
Year-end	57.00	(Note)
Total	72.00	(Note)

Notes:

1.	The forecast for cash dividend announced on April 27, 2012 has not been revised.
2.	The projected amount of dividends for the year ending March 31, 2013 has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2013 (From April 1, 2012 to March 31, 2013)

	Yen (millions)
	For the year ending March 31, 2013
		%
Net sales	288,000	(2.6)
Operating income	41,500	(14.5)
Income before income taxes	40,200	(14.4)
Net income attributable to Makita Corporation	27,400	(15.7)

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	201.84

Note: The consolidated financial forecast for the year ending March 31, 2013 has been revised.

4. Other

(Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 5.)

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): Not applicable

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of September 30, 2012:	140,008,760
	As of March 31, 2012:	140,008,760
2. Number of treasury stock:	As of September 30, 2012:	4,261,015
	As of March 31, 2012:	4,258,242
3. Average number of shares outstanding:	For the six months ended September 30, 2012:	135,749,263
	For the six months ended September 30, 2011:	137,755,000

Information regarding quarterly review

This consolidated financial results report is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

1. Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative Information on Consolidated Financial Performance Forecast” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2. Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

The Board of Directors plans to meet in April 2013 for a report on earnings for the year ending March 31, 2013. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2013.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]

1. Qualitative Information on Consolidated Operating Results

Looking at the global economic situation during the first six-month period of the fiscal year ending March 31, 2013, European economy remained stagnating, because no clue to help solve the financial crisis in the region has been found. However, the Russian economy was still solid due to the continuing high level of crude oil prices. In the United States, the economic recovery remained moderate, though the housing market showed some signs of recovery. In Asia, the Chinese economic growth was at a low level and furthermore, there were signs of economic slowdown in Southeast Asia, where the economy had been expanded being led by exports. In Japan, the economic recovery lost momentum due to the deterioration of export environment, though demand for reconstruction from the Great East Japan Earthquake supported the economy.

Under these circumstances, in development side, Makita added a multi tool that enables the user to cut, remove and sand materials with one tool to the product lineup of lithium-ion battery products and expanded product lines with the right combination of affordability, functions and durability that meet needs in emerging countries. In production side, our plant in Thailand, which is the second production base in Asia following China, commenced operations from July 2012. The new plant enabled us to shorten the lead time for products to be sold in Southeast Asian countries and flexibly and promptly respond to the market demand. In sales side, we rebuilt the buildings of Fukuoka branch in Japan and sales subsidiary in Taiwan to meet diversified needs. Through such steps, we strove harder to maintain and improve our sales and after-sales services proximate to the customers.

Our consolidated net sales for this period decreased by 1.2% to 151,232 million yen compared to the same period of the previous year. This was because the growth of global economy slowed down and the yen became stronger against euro compared to the same period in the previous year resulting in the drop in net sales when translated into Japanese yen, although sales were solid in Japan. As for incomes, our operating income decreased by 10.8% from the previous year to 24,030 million yen (operating income ratio 15.9%) mainly due to the rises in the ratio of cost of sales from 60.6% for the same period of the previous year to 62.2% for this period by 1.6 points as a result of the decline in capacity utilization at the plant. On the other hand, non-operating losses decreased by 1,102 million yen from the previous year due to the reductions in “Exchange losses on foreign currency transactions” and “Realized losses on securities”. Meanwhile, income before income taxes showed a decrease of 7.4% from the previous year to 22,693 million yen (income before income taxes ratio 15.0%) and net income attributable to Makita Corporation decreased by 7.2% from the previous year to 15,874 million yen (net income attributable to Makita Corporation ratio 10.5%).

Net sales by region are as follows:

Net sales in Japan increased by 7.6% to 27,189 million yen compared to the same period of the previous year. This was because sales continued steady thanks to expanded product lineup of lithium-ion battery products, mainly impact drivers.

Net sales in Europe decreased by 4.5% to 61,688 million yen compared to the same period of the previous year. This was due to sales in Western Europe declined because of the effects of the financial uncertainty and a sharp appreciation of the yen against the euro from a year earlier, though sales to Russia continued to be robust.

Net sales in North America decreased by 2.1% from a year earlier to 19,400 million yen, because the U.S. economic recovery remained moderate, although we strived to expand the sales of cordless tools with lithium-ion battery.

Net sales in Asia increased by 0.8% from a year earlier to 14,246 million yen, because sales stalled in China, although demands were strong in Southeast Asian countries.

Sales situation in other regions are as follows: Net sales in Central and South America decreased by 12.8% from a year earlier to 11,005 million yen, because demand was on the wane and local currencies depreciated; Net sales in Oceania dropped by 3.8% from a year earlier to 9,225 million yen. Meanwhile, net sales in the Middle East and Africa increased by 21.0% from a year earlier to 8,479 million yen, because construction investment was steady on the backdrop of higher crude oil prices.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Qualitative Information on Consolidated Financial Position

Total assets as of September 30, 2012 decreased by 14,015 million yen to 369,241 million yen compared to the balance as of March 31, 2012. The decrease was mainly due to a decline in inventories resulted from the currency translation loss into the Japanese yen due to the yen’s appreciation.

Total liabilities as of September 30, 2012 decreased by 7,163 million yen to 52,315 million yen compared to the balance as of March 31, 2012. The decrease was mainly due to the decrease in “Trade notes and accounts payable” resulting from decrease of purchase and “Income taxes payable” resulting from payment of tax.

Total equity as of September 30, 2012 decreased by 6,852 million yen to 316,926 million yen compared to the balance as of March 31, 2012. The decrease was mainly due to a change in foreign currency translation adjustment because the yen remained stronger against other currencies compared to March 31, 2012.

3. Qualitative Information on Consolidated Financial Performance Forecast

We expect the global economy will remain lackluster and business conditions continue to be tough in the third quarter and onwards. We, however, revise our consolidated financial forecast for the full year since our performance for the first six-month period of the current fiscal year was better than our previous forecast announced on July 31, 2012.

Revised Forecast for consolidated performance during the fiscal 2013 (From April 1, 2012 to March 31, 2013)

	Yen (millions)				Yen
	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	280,000	38,000	35,000	24,000	176.80
Revised forecast (B)	288,000	41,500	40,200	27,400	201.84
Changes (B-A)	8,000	3,500	5,200	3,400	—
Percentage revision	2.9%	9.2%	14.9%	14.2%	—

Actual results for the previous year ended March 31, 2012	295,711	48,516	46,963	32,497	236.78

The above forecast is based on the assumption of exchange rates of 77 yen to the U.S. dollar and 98 yen to the euro for the six months period ending March 31, 2013.

The above forecast is based on the assumption of exchange rates of 78 yen to the U.S. dollar and 99 yen to the euro for the year ending March 31, 2013.

(Reference) Our previous exchange rates that we announced on July 31, 2012 were 79 yen to the U.S. dollar and 95 yen to the euro for the year ending March 31, 2013.

The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

4. Other

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in accounting principles, procedures and presentations:

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Accounting Standards Codification (ASC) Topic 220): Presentation of Comprehensive Income. ASU2011-05 requires an entity to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-05 is retrospectively applied to all periods presented. The Company adopted ASU2011-05 since the first quarter of this fiscal year beginning April 1, 2012. This adoption did not have an impact on the Company’s financial position and results of operations.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2012		As of September 30, 2012
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	44,812		52,466
Time deposits	13,504		6,382
Short-term investments	25,125		28,326
Trade receivables-
Notes	1,769		1,555
Accounts	48,445		48,161
Less- Allowance for doubtful receivables	(753)		(710)
Inventories	129,571		117,611
Deferred income taxes	5,898		5,766
Prepaid expenses and other current assets	8,392		8,304

Total current assets	276,763	72.2%	267,861	72.5%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	20,498		19,881
Buildings and improvements	73,332		74,360
Machinery and equipment	75,460		73,930
Construction in progress	6,594		4,495

	175,884		172,666
Less- Accumulated depreciation	(98,146)		(97,999)

Total net property, plant and equipment	77,738	20.3%	74,667	20.2%

INVESTMENTS AND OTHER ASSETS:
Investments	19,154		15,871
Goodwill	721		721
Other intangible assets, net	4,515		4,424
Deferred income taxes	853		1,175
Other assets	3,512		4,522

Total investments and other assets	28,755	7.5%	26,713	7.3%

Total assets	383,256	100.0%	369,241	100.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2012		As of September 30, 2012

	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	2,351		1,801
Trade notes and accounts payable	21,822		17,942
Other payables	4,313		4,657
Accrued expenses	6,314		5,556
Accrued payroll	7,803		7,643
Income taxes payable	5,293		3,643
Deferred income taxes	125		90
Other current liabilities	5,697		5,456

Total current liabilities	53,718	14.0%	46,788	12.7%

LONG-TERM LIABILITIES:
Long-term indebtedness	12		11
Accrued retirement and termination benefits	3,027		2,854
Deferred income taxes	130		108
Other liabilities	2,591		2,554

Total long-term liabilities	5,760	1.5%	5,527	1.5%

Total liabilities	59,478	15.5%	52,315	14.2%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,421		45,421
Legal reserve	5,669		5,669
Retained earnings	316,937		325,073
Accumulated other comprehensive income (loss)	(59,066)		(73,755)
Treasury stock, at cost	(11,513)		(11,520)

Total Makita Corporation shareholders’ equity	321,253	83.8%	314,693	85.2%

NONCONTROLLING INTEREST	2,525	0.7%	2,233	0.6%

Total equity	323,778	84.5%	316,926	85.8%

Total liabilities and equity	383,256	100.0%	369,241	100.0%

	As of March 31, 2012	As of September 30, 2012
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,750,518	135,747,745
Number of treasury stock	4,258,242	4,261,015

7
English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the six months ended September 30, 2011		For the six months ended September 30, 2012

	Composition ratio		Composition ratio
NET SALES	153,036	100.0%	151,232	100.0%
Cost of sales	92,701	60.6%	94,136	62.2%

GROSS PROFIT	60,335	39.4%	57,096	37.8%
Selling, general, administrative and other, net	33,382	21.8%	33,066	21.9%

OPERATING INCOME	26,953	17.6%	24,030	15.9%

OTHER INCOME (EXPENSES):
Interest and dividend income	723		770
Interest expense	(95)		(115)
Exchange gains (losses) on foreign currency transactions, net	(2,465)		(1,708)
Realized gains (losses) on securities, net	(602)		(284)

Total	(2,439)	(1.6)%	(1,337)	(0.9)%

INCOME BEFORE INCOME TAXES	24,514	16.0%	22,693	15.0%

PROVISION FOR INCOME TAXES:
Current	7,459		6,808
Deferred	(189)		(7)

Total	7,270	4.7%	6,801	4.5%

NET INCOME	17,244	11.3%	15,892	10.5%
Less: Net income attributable to the noncontrolling interest	140	0.1%	18	0.0%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	17,104	11.2%	15,874	10.5%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

Consolidated Statements of Comprehensive Income

	Yen (millions)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
NET INCOME	17,244	15,892
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(18,193)	(13,983)
Unrealized holding gains (losses) on available-for- sale securities	(678)	(1,036)
Pension liability adjustment	71	122

Total	(18,800)	(14,897)

COMPREHENSIVE INCOME (LOSS)	(1,556)	995
Less: Comprehensive income (loss) attributable to the non-controlling interest	(139)	(190)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MAKITA CORPORATION	(1,417)	1,185

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months ended September 30, 2011	For the six months ended September 30, 2012
Net cash provided by (used in) operating activities	(1,692)	15,186
Net cash provided by investing activities	4,473	751
Net cash used in financing activities	(5,131)	(8,103)
Effect of exchange rate changes on cash and cash equivalents	(839)	(180)

Net change in cash and cash equivalents	(3,189)	7,654
Cash and cash equivalents, beginning of period	51,833	44,812

Cash and cash equivalents, end of period	48,644	52,466

(4) Notes on the assumptions for a going concern: None

(5) Condensed Operating Segment Information

	Yen (millions)
	For the six months ended September 30, 2011
	Japan	Europe	North America	Asia	Other area	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	35,001	64,618	20,129	6,942	26,346	153,036	—	153,036
(2) Inter-segment	28,291	1,620	1,842	59,093	279	91,125	(91,125)	—

Total	63,292	66,238	21,971	66,035	26,625	244,161	(91,125)	153,036

Operating expenses	54,594	58,199	20,595	59,678	22,256	215,322	(89,239)	126,083
Operating income	8,698	8,039	1,376	6,357	4,369	28,839	(1,886)	26,953

	Yen (millions)
	For the six months ended September 30, 2012
	Japan	Europe	North America	Asia	Other area	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	37,497	62,489	19,437	6,387	25,422	151,232	—	151,232
(2) Inter-segment	21,740	1,856	1,184	53,688	22	78,490	(78,490)	—

Total	59,237	64,345	20,621	60,075	25,444	229,722	(78,490)	151,232

Operating expenses	52,914	57,584	19,561	53,289	22,182	205,530	(78,328)	127,202
Operating income	6,323	6,761	1,060	6,786	3,262	24,192	(162)	24,030

(6) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the six months ended September 30, 2010		For the six months ended September 30, 2011		For the six months ended September 30, 2012
		(%)		(%)		(%)
Net sales	133,807	12.7	153,036	14.4	151,232	(1.2)
Domestic	22,182	6.5	25,263	13.9	27,189	7.6
Overseas	111,625	14.1	127,773	14.5	124,043	(2.9)
Operating income	21,843	46.9	26,953	23.4	24,030	(10.8)
Income before income taxes	21,751	25.9	24,514	12.7	22,693	(7.4)
Net income attributable to Makita Corporation	15,122	42.4	17,104	13.1	15,874	(7.2)
Earning per share (Basic)
Net income attributable to Makita Corporation
common shareholders (Yen)	109.77		124.16		116.94
Cash dividend per share (Yen)	15.00		15.00		15.00
Dividend payout ratio (%)	13.7		12.1		12.8
Number of Employees	11,368		12,177		12,793

	Yen (millions)
	For the year ended March 31, 2012		For the year ending March 31, 2013 (Forecast)
		(%)		(%)
Net sales	295,711	8.5	288,000	(2.6)
Domestic	53,175	15.4	54,300	2.1
Overseas	242,536	7.0	233,700	(3.6)
Operating income	48,516	15.8	41,500	(14.5)
Income before income taxes	46,963	9.9	40,200	(14.4)
Net income attributable to Makita Corporation	32,497	8.7	27,400	(15.7)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	236.78		201.84
Cash dividend per share (Yen)	72.00		—
Dividend payout ratio (%)	30.4		—
Number of Employees	12,563		—

Notes:

1.

The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to “Qualitative Information on Consolidated Financial Performance Forecast” on page 4.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the six months ended September 30, 2010		For the six months ended September 30, 2011		For the six months ended September 30, 2012
		(%)		(%)		(%)
Japan	22,182	6.5	25,263	13.9	27,189	7.6
Europe	57,028	10.4	64,604	13.3	61,688	(4.5)
North America	18,472	3.8	19,822	7.3	19,400	(2.1)
Asia	11,388	32.1	14,136	24.1	14,246	0.8
Other regions	24,737	25.0	29,211	18.1	28,709	(1.7)
Central and South America	9,622	30.1	12,618	31.1	11,005	(12.8)
Oceania	7,888	20.7	9,586	21.5	9,225	(3.8)
The Middle East and Africa	7,227	23.4	7,007	(3.0)	8,479	21.0
Total	133,807	12.7	153,036	14.4	151,232	(1.2)

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 10. The table above shows the changes in the percentage ratio of net sales compared to the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the six months ended September 30, 2010	For the six months ended September 30, 2011	For the six months ended September 30, 2012	For the six months ending March 31, 2013 (Forecast)	For the year ending March 31, 2013 (Forecast)
Yen/U.S. Dollar	88.89	79.74	79.41	77	78
Yen/Euro	113.80	113.72	100.54	98	99

4. Production Ratio (unit basis)

	For the six months ended September 30, 2010	For the six months ended September 30, 2011	For the six months ended September 30, 2012
	Composition ratio	Composition ratio	Composition ratio
Domestic	15.3%	12.6%	11.1%
Overseas	84.7%	87.4%	88.9%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the six months ended September 30, 2010	For the six months ended September 30, 2011	For the six months ended September 30, 2012	For the year ending March 31, 2013 (Forecast)
Capital expenditures	4,855	5,820	4,055	13,000
Depreciation and amortization	3,636	3,474	3,549	7,500
R&D cost	3,549	3,978	4,039	8,500

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English translation of “KESSAN TANSHIN” originally issued in Japanese